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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10)*

                              AXA FINANCIAL, INC.
            (formerly known as The Equitable Companies Incorporated)
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                  29444G 10 7
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                                 (CUSIP Number)

              CHRISTIANNE BUTTE, HEAD OF CENTRAL LEGAL DEPARTMENT
                            AXA, 21 AVENUE MATIGNON
                              75008 PARIS, FRANCE
                             (011 33 1) 40 75 56 38
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                WITH A COPY TO:
                             PETER S. WILSON, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000

                               DECEMBER 12, 2000
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            (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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    This Amendment No. 10 amends and supplements the Statement on Schedule 13D
("Schedule 13D") initially filed on August 3, 1992 with the Securities and Exchange Commission (the "SEC"), as amended and restated in its entirety by Amendment No. 8 to the Schedule 13D ("Amendment No. 8") filed on October 24, 2000 with the SEC by AXA, Finaxa, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, AXA Conseil Vie Assurance Mutuelle, Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, as Trustees under the Voting Trust Agreement, and Lor Finance, S.A. (collectively, the "Reporting Persons") as further amended by Amendment No. 9 to the Schedule 13D filed on December 8, 2000, which Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of AXA Financial, Inc., a Delaware corporation formerly known as The Equitable Companies Incorporated (the "Company").

    Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in Amendment No. 8.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 is hereby amended and supplemented by replacing the last two sentences of the last paragraph with the following language:

    Details as to how the Offerors intend to fund the Exchange Offer and conversion of shares of Common Stock pursuant to the subsequent Merger and to pay related fees and expenses are set forth in the Prospectus dated November 21, 2000 of AXA (as amended or supplemented, the "Prospectus"), filed as Exhibit 19 hereto, in the Commitment Letter (the "Commitment Letter") dated October 18, 2000 among AXA and Bank of America International Limited, Chase Manhattan Plc, SG Investment Banking and UBS Warburg Ltd. (collectively, the "Arrangers") and the Summary Terms and Conditions for Credit Facility (the "Summary Terms and Conditions for Credit Facility") dated October 18, 2000 among AXA and the Arrangers, filed, respectively, as Exhibits 17 and 18, hereto, and in the press release issued by AXA on December 12, 2000 announcing the definitive terms of its dated subordinated notes offering (the "Press Release (Notes)"). Each of the Prospectus, the Commitment Letter, the Summary Terms and Conditions for Credit Facility and the Press Release (Notes) are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

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  Item 7 is hereby amended and supplemented to add the following exhibits:

  Exhibit 21     Press Release (Notes)
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2000

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                                                       AXA*

                                                       By:         /s/ GERARD DE LA MARTINIERE
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                                                                  Name: Gerard de La Martiniere
                                                                  Title: Chief Financial Officer
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*       Pursuant to the Filing Agreements with respect to the
        Schedule 13D among the Reporting Persons, filed as Exhibit 8 to the Schedule 13D, this statement on Schedule 13D is being filed by AXA on behalf of each of AXA, Finaxa, AXA
        Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle,
        AXA Courtage Assurance Mutuelle (formerly known as Uni
        Europe Assurance Mutuelle) and AXA Conseil Vie Assurance
        Mutuelle (formerly known as Alpha Assurances Vie Mutuelle
        and into which Alpha Assurances I.A.R.D. Mutuelle was
        merged), Claude Bebear, Patrice Garnier and Henri de
        Clermont-Tonnerre, as Trustees under the Voting Trust
        Agreement, and Lor Finance, S.A.
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                                 EXHIBIT INDEX

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EXHIBIT NO.                          DESCRIPTION
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Exhibit 21   Press Release (Notes)
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